EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Earnings:
Income from continuing operations	$70,331	$16,297	$113,088	$52,734
Equity in income of unconsolidated entities	(3,124)	(60)	(6,019)	(161)
Income tax expense	442	223	1,235	669
Income from continuing operations before equity in income of unconsolidated entities and income tax expense	67,649	16,460	108,304	53,242
Add:
Distribution of income from investments in unconsolidated entities	4,423	114	15,964	8,311
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	29,654	15,989	93,828	49,202
Deduct:
Capitalized interest	403	246	1,253	1,118
Total Earnings (A)	$101,323	$32,317	$216,843	$109,637
Fixed charges and preferred dividends:
Interest expense	$28,251	$14,923	$89,090	$45,657
Amortization of deferred financing costs	1,000	820	3,485	2,427
Capitalized interest	403	246	1,253	1,118
Total Fixed Charges (B)	$29,654	$15,989	$93,828	$49,202
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$29,654	$15,989	$93,828	$49,202

Ratio of Earnings to Fixed Charges (A/B)	3.4 x	2.0 x	2.3 x	2.2 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.4 x	2.0 x	2.3 x	2.2 x